EXHIBIT 5
                                                                       ---------

For Immediate Release                                                1 July 2005


                            WPP GROUP PLC ("WPP")

                 Fitch acquires Spring Brands in Singapore

WPP announces that its wholly operating company Fitch, a leading global design and branding consultancy, has acquired the issued share capital of Spring Brands Pte Ltd ("Spring Brands"), a leading strategic branding and retail-design specialist agency operating throughout South East Asia.

Founded in 1999, and headquartered in Singapore, Spring Brands employs 15 people. Spring Brands' clients include The Body Shop, ConocoPhillips, Kodak, Timberland and Visa.

Spring Brands' unaudited revenues for the year ended 31 December 2004 were S$1.4 million (US$0.8 million), with unaudited net assets of S$0.4 million (US$0.2 million) as at that date.

This investment continues WPP's strategy of developing its networks in faster growing markets and sectors.


For further information, please contact:

Feona McEwan, WPP          44-20 7408 2204

www.wpp.com